UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 29, 2016

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk announces plans to reduce workforce by approximately 1,000 employees

Bagsværd, Denmark, 29 September 2016 - Novo Nordisk has today announced its intention to reduce its workforce by approximately 1,000 employees of the 42,300 positions in the company's global organisation.

This is one of several actions taken to reduce operating costs as the company faces a challenging competitive environment in 2017, especially in its large US market.

The reductions are expected to affect R&D units and headquarter staff functions, as well as positions in the global commercial organisation. Around 500 of the layoffs are expected to be in Denmark.

The majority of layoffs are expected to be communicated to affected employees over the next two months, pending negotiations as per local legal labour market requirements.

The workforce reduction and the costs associated herewith do not change the financial outlook for 2016 communicated in connection with Novo Nordisk's half-year financial statement on 5 August 2016.

"We deeply regret that good colleagues stand to lose their jobs, and it has been a difficult decision to make," says President and CEO Lars Rebien Sørensen. "However, we have concluded that it is needed in order for us to have a sustainable balance between income and costs. In the current situation, we have to prioritise investments in key product launches that will bring innovation to patients and drive our future growth."

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 42,300 people in 75 countries and markets its products in more than 180 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Further information

Media:
Mike Rulis	+45 3079 3573	mike@novonordisk.com
Ken Inchausti (US)	+1 609 786 8316	kiau@novonordisk.com
Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Hanna Ögren	+45 3079 8519	haoe@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 66 / 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: September 29, 2016	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer